UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     November                     , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date November 9, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi
VP Investor Relations/Corporate Secretary

November 5, 2009
TICKERS :
NYSE : TLK
LSE : TKIA
IDX : TLKM
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.18%
Public : 46.39%
Treasury Stock : 2.43%
(As of Sept 30, 2009)
CONVERSION RATES (US$1.00):
2008 = Rp 9,430.0 (Sept 30,2008)
2009 = Rp 9,665.0 (Sept 30,2009)
notable figures
■	Based on YoY comparison, financial performance showed positive results: Operating revenues, Operating income and EBITDA increased by 5.5%, 4.5% and 8.3%, respectively. Net income grew by 4.3% and EBITDA Margin reached 59.7% or grew by 1.5%

■	In line with our strategy to strengthen the core and grow new wave, our new wave products, Speedy subs and Flash user grew significantly by 65.2% and 1,013% respectively.
FIXED LINE LIS vs CELLULAR SUBSCRIBERS 9M09
(in million)
OPERATIONAL HIGHLIGHTS:

	9M08	9M09
Descriptions	(‘000)	(‘000)	Growth (%)
Fixed Line:
LIS Wireline	8,580	8,703	1.4
LIS Wireless (Flexi):	9,151	14,886	62.7
- Post paid	751	664	-11.5
- Prepaid	8,400	14,222	69.3
Total	17,731	23,589	33.0
Cellular:
- Postpaid	1,947	2,051	5.3
- Prepaid	58,556	77,723	32.7
Total	60,503	79,774	31.9

Broadband:
- Speedy (subscribers)	593	979	65.2
- Flash (user)	123	1,375	1,013

*	LIS (Line in Service) = Subscribers + Public Phone
TELKOM FINANCIAL
INDICATORS – Q3/09 (in RpTn)
FINANCIAL HIGHLIGHTS (Consolidated)

Key Indicators	9M08	9M09	Growth (%)
Op. Revenues (Rp bn)	44,650	47,114	5.5
Op. Expenses (Rp bn)	27,471	29,160	6.1
Op. Income (Rp bn)	17,179	17,954	4.5
EBITDA (Rp bn)	25,980	28,136	8.3
Net Inc. (Rp bn)	8,920	9,300	4.3
Net Inc./Share(Rp)	451.1	472.8	4.8
Net Inc./ADS(Rp)	18,043.2	18,913.6	4.8
EBITDA Margin (%)	58.2	59.7	1.5
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations/Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom.co.id

The Third Quarter of 2009 Result (Unaudited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE THIRD QUARTER OF 2009 RESULTS (Unaudited)
Jakarta, November 5, 2009 - PT Telekomunikasi Indonesia, Tbk. (“Telkom Indonesia” or “the Company”), has announced its operational and unaudited consolidated financial statements for the third quarter of 2009. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
The following analysis and discussion is based on the Company’s un-audited financial statements for the nine month periods ended September 30, 2009 and September 30, 2008 which had been submitted to the capital market authorities.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of September 30, 2009, TELKOM recorded 23.6 million fixed lines in service, consisting of 8.7 million fixed wireline and 14.9 million fixed wireless.
Fixed-Wireless Services
As of September 30, 2009, total Flexi’s BTS reached 5,296 units. During 9M09, TELKOMFlexi obtained 2.2 million net add subscribers, with the total subscribers 14.9 million reflecting around 59% market share. TELKOMFlexi consistently maintained its leading position as a dominant player in the fixed wireless market. ARPU (blended) for this period amounted to Rp23K. Meanwhile, the total wireless production grew by 29.5% from 9.6 billion minutes in 9M08 to 12.4 billion minutes.
Detail information of TELKOMFlexi performance as of September 30, 2009, is shown on Table-7.
Cellular Services
As of September 30, 2009, Telkomsel maintained its leading position in the cellular market with total subscribers 79.8 millions reflecting around 51% market share, resulted from a strong net add 14.5 million subscribers in nine months.
Until the end of September 2009, Telkomsel added 2,909 new BTS (including 3G-BTS). Total Telkomsel’s BTS on air grew by 18.7% to 29,781 units, with a total network capacity of 82.9 million subscribers.

The Third Quarter of 2009 Result (Unaudited)

Broadband Services
As of September 30, 2009, there were 979K subs of internet access (Speedy) grew by 65.2% from 593K subscribers recorded in the same period last year. Meanwhile. In the same period, Telkomsel’s mobile broadband service (Flash) user grew by 1,013% from 123K as of September 30, 2008 to 1,375K.
During 9M09, broadband services (Speedy and Flash) have grown significantly
FINANCIAL RESULTS
The 2008’s balance sheet has been restated in relation with changes in the allocation of Sigma acquisition cost.
Total Assets (Rp. Tn)
Balance Sheet
As of September 30, 2009, TELKOM’s total assets increased by 10.7 % from Rp86.0 trillion at September 30, 2008 to Rp95.2 trillion, mainly due to the increase of fixed assets as a result of additional capital expenditures for network infrastructures.
Total liabilities increased by 7.5% as of September 30, 2008 to Rp47.9 trillion, mainly due to increase in bank loans amounted to Rp 5.2 trillion.

Total equities increased by 15.1% from Rp32.6 trillion at the end of September, 2008 to Rp37.5 trillion.
Profit and Loss Statement
Operating Revenues
The Company recorded operating revenues of Rp47.1 trillion, increased by Rp2.5 trillion or 5.5% compared to the same period last year, summarized as follows:
■	Cellular revenues increased by 15.1% from Rp18.3 trillion in 9M08 to Rp21.0 trillion, mainly due to the growth in Telkomsel’s Minutes of Usage (MoU) by 71.4% to 100.8 billion minutes.

■	Fixed line revenues decreased by 14.5% from Rp7.5 trillion in 9M08 to Rp6.4 trillion, mainly due to decreasing in wireline pulse production (local and long distance) by 20% from 50.4 billion pulses to 40.3 billion pulses.

■	Interconnection revenues. On a net basis, the interconnection revenues decreased by Rp899.1 billion, or 13.5%. Net interconnection revenue consists of interconnection revenues from fixed line network and interconnection revenues from mobile cellular network and also from incoming international long distance (TIC-007). The decrease in this revenue was primarily due to the change in life style where customers seem to be likely using on-net call (mobile to mobile call) from the same operators which offered new services with very low tariff.
In line with our strategy to strengthen the core and grow new wave, we have undertaken various actions to maintain our strong position for all products and services, which result in improving performance amid increasingly business competition
Revenues contribution 9M09:

The Third Quarter of 2009 Result (Unaudited)

■	Data, internet and information technology services revenues increased by Rp1.5 trillion or 14.1% primarily due to significant growth in SMS production (Flexi and cellular). Internet connectivity revenues also increased by 48.6% as a result of significant growth in Speedy subscribers. Speedy services generated revenue amounted to Rp1.9 trillion in 9M09, increased significantly by 91.7% compared to the same figure last year.

■	Network revenues increased by Rp20.7 billion or 2.8%, mainly due to increase in leased line services.

■	Sharing agreement revenues decreased by Rp149.7 billion or 55.9% due to the termination of several sharing agreement contracts.
Operating Expenses
Total Operating Expenses was Rp29.2 trillion, increased by Rp1.7 trillion or 6.1% compared to the 9M08 figure, summarized as follows:
■	Depreciation expenses increased by Rp1.4 trillion or 16.7%, mainly due to increase in depreciation expenses of Telkomsel by 23% in line with the expansion of network infrastructures.

■	Operation & maintenance expenses increased by Rp1.1 trillion or 12.5% mainly due to network infrastructure growth. Total BTS (Flexi and Telkomsel), grew by 24.1% from 28,270 to 35,077 units, which affected transmission cost, frequency fees and power supply costs.

■	General and administrative expenses increased by Rp104.5 billion, or 3.8%, mainly due to an increase in amortization of goodwill and other intangible assets, collections expenses, and general and social contribution expenses.

■	Marketing expenses decreased by Rp82.7 billion or 5.2%, mainly due to decrease in Telkomsel’s promotion and advertising during this period related to more benign competition.

■	During 9M09, personnel expenses decreased by Rp748.6 billion, or 11.5%. Decreasing in these expenses mainly caused by increasing on discount rate for actuarial pension benefits, despite of reduction on the number of head count resulted from prior ERP program.
Expenses contribution 9M09:
For the period ending September 30, 2009, operating income increased by 4.5% from Rp17.2 trillion in 9M08 to Rp18.0 trillion.
EBITDA increased by 8.3% from Rp25.6 trillion in 9M08 to Rp28.1 trillion in 9M09.
Capital Expenditure
During 9M09, Capex allocation for TELKOM and Telkomsel amounted to Rp4.4 trillion and Rp8.1 trillion, respectively.

The Third Quarter of 2009 Result (Unaudited)

Consolidated Debt
To minimize effect on forex fluctuation, company has reduced foreign debt portion, from 28.1% in 9M08 to 17.8% in 9M09
The following table presents the debt portfolio as of September 30, 2009.

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	9M08	9M09	9M08	9M09	9M08	9M09
IDR / Rupiah	12,913,165	19,355,311	12,913	19,355	71.9%	82.3%
U.S. Dollar	415	299	3,911	2,887	21.8%	12.3%
Japanese Yen	12,670	11,902	1,141	1,287	6.3%	5.5%
EURO	—	—	—	—	—	—
Total			17,964	23,529	100.0%	100.0%
To strengthen our strategy facing forex fluctuation, we provide natural hedging through maintaining cash and cash equivalent around 50% from current maturity and average payment of capex/opex for the next 12 months.
Human Resources
As of September 30, 2009, the total number of employees at TELKOM (as a parent company) were 23,337 persons or decreased by 7% compared to the same period last year, as a result of normal pension and Early Retirement Program (ERP). Meanwhile, in the same period, Telkomsel’s employees grew by 2.2% to 4,163 persons.
In October 2009 TELKOM introduced an Early Retirement Program (“ERP”) for all of its employees. The Company offered this program to increase human resources productivity and to make our business more competitive. The program was offered on a voluntary basis to all employees meeting the eligibility criteria (e.g., education, age, tenure, performance).
Recent Developments
Telkom’s transformation by launched new corporate identity with new business portfolio, new positioning and new tagline: “The world in your hand”
Telkom’s has launched new corporate identity on October 23, 2009
As part of company transformation process, Telkom has changed its corporate identity to increase company impression to entire stakeholders, This new corporate identity was launched on October 23, 2009 and consists of brand and tagline.
PT. Dayamitra Telekomunikasi is in process of acquiring a majority stake up to 80% of the shares of Indonesiatower
On August 18, 2009, PT. Dayamitra signed a CSPA with PT Solusindo Kreasi Pratama’s (“Indonesiatower”) stockholders to acquire 66.7% of outstanding common stock of Solusindo at the closing date and subsequently to subscribe shares issued by Solusindo at issuance date to obtain 80% of ownership for a maximum total amount of Rp624.4 billion. Indonesiatower is the pioneer in the tower industry in Indonesia and is one

The Third Quarter of 2009 Result (Unaudited)

of the leading independent tower companies with more than 800 towers across Indonesia. In 2008, Indonesiatower has grown its customer base to more than 1,400 tenants throughout Indonesia with earning approximately Rp300 billion.
TELKOM through its 100% subsidiary TII has increased ownership in Scicom to 11.9%
As a part of company strategy to develop un-organic business and to strengthen our corporate business segment, TII has made a strategic investment into SCICOM, a leading Business Process Outsourcing & Contact Center in Malaysia. These businesses are a strategic adjacent business sector that enhances the long term value and sustainable growth of TELKOMGroup
As of September 30, 2008, TII’s acquired 9.81% ownership in Scicom. On July 31, 2008, Scicom issued 35,000 new shares. As a result, TII’s ownership in Scicom diluted to 9.80%.
On October 1, 2009, TII purchased additional 5,500,000 Scicom shares with transaction value amounted to US$0.54 million (equivalent to Rp5,226 million), which make ownership in Scicom increased to 11.9%.
VP Investor Relations/Corporate Secretary,
AGUS MURDIYATNO

The Third Quarter of 2009 Result (Unaudited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
September 30, 2008 and 2009
(in million Rupiah)

	2008*	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,545,364	7,212,193
Temporary investments	273,618	286,648
Trade receivables
Related parties — net of allowance for doubtful accounts Rp.181,774 million in 2008 and Rp.124,432 million in 2009	393,465	751,997
Third parties — net of allowance for doubtful accounts Rp.1,056,359 million in 2008 and Rp.1,457,400 million in 2009	2,780,263	3,136,896
Other receivables — net of allowance for doubtful accounts Rp.11,969 million in 2008 and Rp.10,732 million in 2009	173,037	118,144
Inventories — net of allowance for obsolescence of Rp.62,462 million in 2008 and Rp.73,541 million in 2009	399,916	437,877
Prepaid expenses	1,860,933	2,696,294
Claims for tax refund	408,011	216,326
Prepaid taxes	160,549	850,732
Other current assets	21,044	34,877

Total Current Assets	14,016,200	15,741,984

NON-CURRENT ASSETS
Long-term investments — net	141,559	146,323
Property, plant and equipment — net of accumulated depreciation Rp.59,993,339 million in 2008 and Rp.70,843,414 million in 2009	65,940,943	73,922,446
Property, plant and equipment under Revenue- Sharing Arrangements — net of accumulated depreciation Rp.549,620 million in 2008 and Rp.194,729 million in 2009	570,878	404,275
Prepaid pension benefit cost	697	782
Advances and other non-current assets	1,957,756	2,347,208
Goodwill and other intangible assets — net of accumulated amortization Rp.5,999,184 million in 2008 and Rp.7,303,266 million in 2009	3,356,763	2,606,678
Escrow accounts	43,861	46,236

Total Non-current Assets	72,012,457	79,473,948

TOTAL ASSETS	86,028,657	95,215,932

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

The Third Quarter of 2009 Result (Unaudited)

Table 1 (continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
September 30, 2008 and 2009
(in million Rupiah)

	2008*)	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,516,110	1,479,657
Third parties	7,445,795	7,809,197
Other payables	23,353	18,397
Taxes payable	1,105,281	1,922,821
Dividend payable	2,855,632	405,175
Accrued expenses	2,874,725	2,896,662
Unearned income	3,135,568	2,703,086
Advances from customers and suppliers	197,090	235,462
Short-term bank loans	53,449	35,800
Current maturities of long-term liabilities	6,450,582	8,268,247

Total Current Liabilities	25,657,585	25,774,504

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,923,598	3,304,478
Unearned income on Revenue-Sharing Arrangements	336,534	205,727
Accrued long service awards	83,630	165,431
Accrued post-retirement health care benefits	2,645,150	2,019,054
Accrued pension and other post-retirement benefits costs	1,213,422	854,761
Long-term liabilities — net of current maturities
Obligations under finance leases	228,380	221,308
Two-step loans — related party	3,468,125	3,256,906
Notes	—	27,000
Bank loans	6,439,296	11,681,098
Deferred consideration for business combinations	1,609,746	432,997
Total Non-current Liabilities	18,947,881	22,168,760

MINORITY INTEREST	8,829,928	9,766,000

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock - 480,163,000 shares in 2008 and 490,574,500 shares in 2009	(4,202,255)	(4,264,214)
Difference in value arising from restructuring transactions and other transactions between entities under common control	270,000	478,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	(2,596)	16,127
Translation adjustment	228,805	244,468
Difference due to acquisition of minority interest in subsidiary	—	(426,358)
Retained earnings
Appropriated	10,557,985	15,336,746
Unappropriated	19,242,396	19,622,971

Total Stockholders’ Equity	32,593,263	37,506,668

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	86,028,657	95,215,932

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

The Third Quarter of 2009 Result (Unaudited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 and 2009
(in million Rupiah)

	2008*)	2009
OPERATING REVENUES
Telephone
Fixed lines	7,452,847	6,374,364
Cellular	18,280,741	21,041,240
Interconnection
Revenues	9,022,406	7,919,112
Expenses	(2,383,169)	(2,179,021)
Net	6,639,237	5,740,091

Data, internet and information technology services	10,895,280	12,428,788
Network	741,042	761,716
Revenue-Sharing Arrangements	267,518	117,849
Other telecommunications services	372,860	650,342

Total Operating Revenues	44,649,525	47,114,390

OPERATING EXPENSES
Depreciation	7,883,034	9,202,664
Personnel	6,490,783	5,742,177
Operations, maintenance and telecommunication services	8,787,531	9,883,896
General and administrative	2,732,194	2,836,705
Marketing	1,577,315	1,494,657

Total Operating Expenses	27,470,857	29,160,099

OPERATING INCOME	17,178,668	17,954,291

OTHER (EXPENSES) INCOME
Interest income	495,233	341,785
Equity in net (loss) income of associated companies	2,476	(21,320)
Interest expense	(1,001,438)	(1,471,769)
Gain (loss) on foreign exchange — net	(63,806)	774,784
Others — net	326,769	206,701

Other expenses — net	(240,766)	(169,819)

INCOME BEFORE TAX	16,937,902	17,784,472

TAX (EXPENSE) INCOME
Current	(4,987,058)	(4,597,272)
Deferred	165,138	(399,605)
	(4,821,920)	(4,996,877)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	12,115,982	12,787,595

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	(3,196,094)	(3,487,133)

NET INCOME	8,919,888	9,300,462

BASIC EARNINGS PER SHARE
Net income per share	451.08	472.84
Net income per ADS
(40 Series B shares per ADS)	18,043.20	18,913.60
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

The Third Quarter of 2009 Result (Unaudited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 and 2009
(in million Rupiah)

	2008*)	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	6,798,282	5,937,912
Cellular	19,156,910	20,732,360
Interconnection — net	7,005,844	5,638,314
Data, internet and information technology services	10,964,969	12,417,186
Other services	1,054,964	1,454,700
Total cash receipts from operating revenues	44,980,969	46,180,472
Cash payments for operating expenses	(18,840,674)	(19,707,171)
Cash receipt from customers	55,640	94,280

Cash generated from operations	26,195,935	26,567,581

Interest received	486,231	358,088
Interest paid	(887,720)	(1,416,526)
Income tax paid	(6,769,770)	(3,246,756)

Net cash provided by operating activities	19,024,676	22,262,387

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	18,256	38,148
Purchases of temporary investments and placements in time deposits	(135,298)	(22,559)
Proceeds from sale of property, plant and equipment	9,919	6,088
Proceeds from insurance claims	11,159	—
Acquisition of property, plant and equipment	(11,855,305)	(15,056,495)
Increase in advances for purchases of property, plant and equipment	(554,005)	(1,054,568)
(Increase) decrease in advances and other assets	141,261	(39,031)
Business combinations, net of cash paid	(287,403)	—
Acquisition of intangible assets	(21,630)	(462,192)
Acquisition of long-term investments	(28,249)	—
Acquisition of minority interest of subsidiary	—	(598,000)
Cash dividends received	1,020	822
Advance for acquisition of long-term investments	(674)	—
Decrease (increase) in escrow accounts	(42,458)	53,145

Net cash used in investing activities	(12,743,407)	(17,134,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(6,105,963)	(5,840,708)
Cash dividends paid to minority stockholders of subsidiaries	(2,802,945)	(2,829,472)
Proceeds from short-term borrowings	29,235	83,023
Proceeds from Medium-term Notes	—	30,000
Repayments of short-term borrowings	(549,746)	(91,929)
Proceeds from long-term borrowings	6,038,695	9,525,243
Repayment of long-term borrowings	(3,252,317)	(5,096,735)
Payment for purchases of treasury stock	(2,025,644)	—
Repayment of promissory notes	(200,813)	(123,927)
Repayment of obligations under finance leases	(32,188)	(209,954)

Net cash used in financing activities	(8,901,686)	(4,554,459)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,620,417)	573,286

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	24,990	(251,038)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,140,791	6,889,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,545,364	7,212,193
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

The Third Quarter of 2009 Result (Unaudited)

Table 4
FINANCIAL RATIOS
September 30, 2008 and 2009

	2008	2009	Growth (%)
Contribution to total fixed lines revenue:
Local & SLJJ (%)	60.1	51.5	-8.6%
Monthly subscription charges (%)	37.0	44.4	7.4%
Installation charges (%)	1.2	1.1	-0.1%
Phone Cards (%)	0.1	0.4	0.3%
Others (%)	1.5	2.6	1.0%
Contribution to total operating revenues:
Cellular (%)	40.9	44.7	3.7%
Fixed lines (%)	16.7	13.5	-3.2%
Interconnection (%)	14.9	12.2	-2.7%
Data, internet and information technology	24.4	26.4	2.0%
Network (%)	1.7	1.6	0.0%
Revenue-Sharing Arrangements (%)	0.6	0.3	-0.3%
Other telecommunications services (%)	0.8	1.4	0.5%
ARPU Wireline (Rp.’000)	137.6	111.6	-18.9%
EBITDA (Rp billion)	25,980.2	28,135.9	8.3%
EBITDA margin (%)	58.2	59.7	1.5%
Operating margin (%)	38.5	38.1	-0.4%
Profit Margin (%)	20.0	19.7	-0.2%
Current ratio (%)	54.6	61.1	6.4%
Return on Assets (%)	10.4	9.8	-0.6%
Return on Equity (%)	27.4	24.8	-2.6%
Total Liabilities to Equity (%)	136.9	127.8	-9.0%
Gearing (Net Debt to Equity) (%)	31.0	42.6	11.6%
Debt to Equity (%)	55.1	62.7	7.6%
Debt to EBITDA (%)	69.1	83.6	14.5%
Debt Service Ratio (Times)	3.5	2.9	-0.6%
EBITDA to Interest Expense (times)	25.9	19.1	-6.8%
EBITDA to Net Debt (%)	257.2	176.0	-81.2%

The Third Quarter of 2009 Result (Unaudited)

Table 5
LEGACY and NEW WAVE REVENUES
As of September 30, 2008 and 2009

	Revenues (Rp. Bn)			Portion (%)
	2008	2009	Growth (%)	2008	2009
LEGACY REVENUES	41,859	42,926	2.6%	93.7	91.1
Wireline	10,694	8,713	-18.5%	24.0	18.5
Telephony *)	10,694	8,713	-18.5%	24.0	18.5
Fixed Wireless	2,451	2,373	-3.2%	5.5	5.0
Telephony *)	2,080	1,916	-7.9%	4.7	4.1
SMS	371	457	23.3%	0.8	1.0
Cellular	26,033	28,733	10.4%	58.3	61.0
Telephony *)	17,822	20,533	15.2%	39.9	43.6
SMS	8,211	8,200	-0.1%	18.4	17.4
Interconnection-Net	1,624	1,680	3.4%	3.6	3.6
Network service	737	825	11.9%	1.7	1.8
Others	320	604	88.5%	0.7	1.3

NEW WAVES REVENUES	2,791	4,188	50.1%	6.3	8.9
Data & Communication	984	1,115	13.4%	2.2	2.4
Internet	1,650	2,755	67.0%	3.7	5.8
IT Service & Application	157	316	101.9%	0.4	0.7
Others	0.3	1.3	351.9%	0.0	0.0

TOTAL	44,650	47,114	5.5%	100.0	100.0

*)	Telephony revenue includes outgoing Off-net revenue
Note: These revenues segmentation may slightly be different from segmentation in the financial statement

The Third Quarter of 2009 Result (Unaudited)

Table 6
FIXED TELEPHONE LINES
September 30, 2008 and 2009

		2008	2009	Growth (%)
Exchange Capacity :
Wireline	Lines (’000)	10,655	11,078	4.0%
Wireless	Lines (’000)	15,413	23,394	51.8%
Total Exchange Capacity	Lines (’000)	26,069	34,472	32.2%

Installed Lines :
Wireline	Lines (’000)	9,775	10,409	6.5%
Wireless	Lines (’000)	14,562	26,627	82.9%
Total Installed Lines	Lines (’000)	24,337	37,036	52.2%

Subscribers:
Wireline	Lines (’000)	8,229	8,351	1.5%
Wireless	Lines (’000)	9,124	14,862	62.9%
Total Subscribers	Lines (’000)	17,353	23,213	33.8%

Public Phone:
Wireline	Lines (’000)	351	352	0.4%
Wireless	Lines (’000)	28	24	-13.4%
Total Public Phone	Lines (’000)	378	376	-0.6%

LIS Fixed line:
Wireline	Lines (’000)	8,580	8,703	1.4%
Wireless	Lines (’000)	9,151	14,886	62.7%
Total Lines In Services	Lines (’000)	17,731	23,589	33.0%
Table 7
FLEXI PERFORMANCE
September 30, 2008 and 2009

	UNIT	2008	2009	Growth (%)
Customer Base
Classy/Postpaid	SSF(’000)	751	664	-11.5%
Trendi/Prepaid	SSF(’000)	8,400	14,222	69.3%
Total Blended	SSF(’000)	9,151	14,886	62.7%

Net additional
Classy/Postpaid	SSF(’000)	(77)	(67)	-13.5%
Trendi/Prepaid	SSF(’000)	2,866	2,228	-22.3%
Total Blended	SSF(’000)	2,789	2,161	-22.5%

ARPU
Classy/Postpaid	Rp(’000)	96	85	-11.5%
Trendi/Prepaid	Rp(’000)	33	19	-41.7%
Total Blended	Rp(’000)	40	23	-43.3%

MoU (Minute of use)	mn minutes	9,600	12,435	29.5%
SMS	mn messages	2,376	3,854	62.2%

NETWORK
BTS	BTS	3,181	5,296	66.5%
Coverage	Cities	321	321	—

The Third Quarter of 2009 Result (Unaudited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
September 30, 2008 and 2009
(In billion rupiah)

	2008	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,374	2,607
Acct. /Unbilled receivables	515	735
Prepayments	1,310	2,093
Others	547	807
Total Current Assets	5,746	6,242

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets — net	43,954	49,041
Advances for fixed assets	16	1
Equipment not used in operations — net	46	14
Intangible assets — net	343	728
Others	896	1,050
Total Non-Current Assets	45,275	50,854
TOTAL ASSETS	51,021	57,096

CURRENT LIABILITIES
Accounts payable & Accr. Liabilities	9,101	9,199
Taxes payable	150	1,478
Unearned revenue	2,786	2,389
Dividend payable	2,645	1,142
Curr. maturities of med/long-term loan	4,558	5,584
Curr. maturities of oblig. under finance lease	3	52
Total Current Liabilities	19,244	19,844

NON-CURRENT LIABILITIES
Medium-term loan — net of current maturities	4,920	6,876
Deferred tax liabilities	2,037	2,371
Others	182	289
Total Non-current Liabilities	7,140	9,536

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	22,949	26,028
Total Equity	24,637	27,716

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	51,021	57,096

The Third Quarter of 2009 Result (Unaudited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
The Nine Months Ended September 30, 2008 and 2009
(In billion rupiah)

	2008	2009
OPERATING REVENUES
Post-paid	3,199	3,215
Prepaid	23,326	26,378
International roaming	482	540
Interconnection : — Revenues	2,290	1,855
— Expense	(1,933)	(1,772)
Other (network lease)	27	129
Net Operating Revenues	27,391	30,345

OPERATING EXPENSES
Personnel	972	993
Operation & maintenance	5,898	6,223
General & administrative	576	566
Marketing	875	803
Other operating expenses	1,369	1,609
Depreciation	4,975	6,116
Total Operating Expenses	14,665	16,310

EBIT (EARNINGS BEFORE INTEREST & TAXES)	12,726	14,035
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(370)	(696)
Foreign exchange gain	31	272
Others — net	(5)	7
Other income/(expenses) — net	(344)	(417)

INCOME BEFORE TAX	12,382	13,618
INCOME TAX EXPENSE	3,356	3,797
NET INCOME	9,026	9,821

EBITDA	17,701	20,151
EBITDA Margin — over net oper. revenues	64.6%	66.4%

ROA	27.2%	22.6%
ROE	54.0%	46.7%

The Third Quarter of 2009 Result (Unaudited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
September 30, 2008 and 2009

	Unit	2008	2009	Growth (%)
CUSTOMER BASE
Customer Base
kartuHALO	Subsc (000)	1,947	2,051	5.3%
simPATI	Subsc (000)	38,076	56,863	49.3%
Kartu As	Subsc (000)	20,480	20,860	1.9%
Total	Subsc (000)	60,503	79,774	31.9%
Net Add
kartuHALO	Subsc (000)	34	111	226.5%
simPATI	Subsc (000)	14,091	13,830	-1.9%
Kartu As	Subsc (000)	(1,511)	533	135.3%
Total	Subsc (000)	12,613	14,474	14.8%

MOU (excluding free & incoming mins)	Bn minutes	58.8	100.8	71.4%

ARPU
Total (9 months average)
kartuHALO	Rp.’000/month	217	211	-2.8%
simPATI	Rp.’000/month	65	48	-26.2%
Kartu As	Rp.’000/month	39	30	-23.1%
Blended	Rp.’000/month	60	48	-20.0%
Non-voice/Data (9 months average)
kartuHALO	Rp.’000/month	40	47	17.5%
simPATI	Rp.’000/month	17	14	-17.6%
Kartu As	Rp.’000/month	19	15	-21.1%
Blended	Rp.’000/month	19	15	-21.1%

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	25,089	29,781	18.7%
Overall capacity all network elements	Subs. mln.	62.4	82.9	32.9%
Quality of Service
Call success rate	%	93.97%	95.41%	1.4%
Call completion rate	%	98.61%	98.81%	0.2%

EMPLOYEE DATA
Total employees	person	4,074	4,163	2.2%
Efficiency ratio	Subs/employee	14,851	19,163	29.0%